EXHIBIT 99.1

North American Construction Group Ltd. Announces Leadership Succession

ACHESON, Alberta, Dec. 16, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG”) (TSX: NOA/NYSE: NOA) today announced the appointment of Joseph C. “Joe” Lambert to the position of President and Chief Executive Officer, effective January 1, 2021. Mr. Lambert has also been appointed to the Board as of that date.

As of January 1, 2021, Martin Ferron will assume the role of Executive Chairman and resign as Chief Executive Officer. This will facilitate transitional oversight and support to the executive team throughout 2021. Beyond that, Mr. Ferron, subject to the continued annual confidence of shareholders and fellow Directors, plans to remain as non-executive Chairman of the Board of Directors and as a major shareholder.

Mr. Ferron commented: “I am very proud of the many achievements NACG has attained during my eight-plus years tenure as CEO. None more so than the development of Joe Lambert into the right person to succeed me. From the outset, he impressed me as an operating executive of the highest caliber and has since applied himself with complete dedication to become the CEO this company needs to take it through and beyond its next phase.”

Mr. Ferron added: “Joe has extensive experience in mining support services and construction, both in North America and Australia, and so is extremely well suited to be the leader of our important diversification strategy, building our presence in other geographies and natural resource industries while we continue to fully satisfy our customers in the Canadian oil sands.”

Mr. Lambert remarked: “I am pleased to be given this opportunity and look forward to leading this outstanding organization. Working with the great team of people here that I know well, I can assure all stakeholders we will continue the journey of safely achieving our strategic objectives. Despite the COVID-19 pandemic and enduring a very difficult Q2 this year, our business is recovering well and I am eager to continue this current positive momentum. In the short-term, I am specifically excited to publicly release our inaugural Sustainability Report within the next couple of months.”

About Joseph C. Lambert

Joseph C. Lambert became President on October 31, 2017, while also retaining his role as Chief Operating Officer, which position he had held since June 1, 2013. Mr. Lambert originally joined NACG as General Manager of Mining in April 2008, after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining services. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca